Exhibit 99.1

Roundy’s, Inc. Reports Third Quarter 2014 Financial Results

MILWAUKEE – November 5, 2014 – Roundy’s, Inc. (“Roundy’s”) (NYSE: RNDY), a leading grocer in the Midwest, today reported financial results for the thirteen and thirty-nine weeks ended September 27, 2014.

Q3 20141

•	Net sales from continuing operations increased 16.4% to $973.8 million

•	$247.1 million after-tax, non-cash goodwill impairment charge incurred

•	Net loss from continuing operations was $249.9 million, or $5.19 net loss per diluted common share, compared to net income from continuing operations of $3.2 million, or $0.07 diluted net earnings per common share

•	Adjusted net loss from continuing operations[2] was $3.5 million, or $0.07 adjusted net loss per diluted common share[2], compared to adjusted net income from continuing operations[2] of $2.6 million, or $0.06 adjusted diluted net earnings per common share[2]

•	Adjusted EBITDA from continuing operations[2] was $25.6 million compared to $29.5 million

Year-to-Date 20141

•	Net sales from continuing operations increased 11.2% to $2,779.4 million

•	Net loss from continuing operations was $260.4 million, or $5.47 net loss per diluted common share, compared to net income from continuing operations of $22.6 million, or $0.50 diluted net earnings per common share

•	Adjusted net loss from continuing operations[2] was $5.5 million, or $0.12 adjusted net loss per diluted common share[2], compared to adjusted net income from continuing operations[2] of $22.0 million, or $0.49 adjusted diluted net earnings per common share[2]

•	Adjusted EBITDA from continuing operations[2] was $82.3 million compared to $111.1 million

“During the third quarter we continued to focus on improving sales and operational efficiencies in our core business. While we still need to address key challenges in our core market, we believe the strategic initiatives we have in place facilitated progress during the quarter and will allow us to continue to improve,” said Robert A. Mariano, chairman, president and chief executive officer of Roundy’s. “We opened three additional Mariano’s stores during the quarter and we currently have a total of 29 stores in the Chicagoland area. We closed our Stevens Point distribution facility and we finalized the sale of certain Rainbow stores along with the closure of the remaining nine Rainbow stores. We will continue to focus on our goals of improving operational efficiency and delivering sustainable top-line growth to our business.”

[1]	All comparisons are to the thirteen and thirty-nine weeks ended September 28, 2013. See “Discontinued Operations” for a discussion of the 27 Rainbow stores that are included in discontinued operations for the thirteen and thirty-nine weeks ended September 28, 2013 and September 27, 2014.
[2]	Adjusted Net Income (Loss) from Continuing Operations, Adjusted Net Earnings (Loss) per Common Share from Continuing Operations and Adjusted EBITDA are non-GAAP financial measures. See the tables herein for important information about these measures and a full reconciliation to the most comparable GAAP measure.

Financial Results for Third Quarter of 2014

Results from Continuing Operations

Net sales from continuing operations for the third quarter of 2014 were $973.8 million, an increase of $137.3 million, or 16.4%, from $836.6 million for the third quarter of 2013. The increase primarily reflects the benefit of new and acquired stores, partially offset by a decrease in same-store sales. Same-store sales from continuing operations declined 2.7%, which was due to a 5.2% decrease in the number of customer transactions, partially offset by a 2.6% increase in average transaction size. Same-store sales continue to be negatively impacted by competitive store openings and the weak economic environment in the Company’s core markets.

Gross profit for the third quarter of 2014 increased 21.0% to $258.2 million, from $213.4 million in the same period last year. Gross profit as a percentage of net sales was 26.5% for the third quarter of 2014, compared to 25.5% in the same period last year. The increase in gross profit as a percentage of net sales primarily reflects reduced promotional spend, a benefit for the reduction in the LIFO reserve due to the disposition of inventory as a result of the closure of the Stevens Point distribution facility and an increased perishable sales mix, partially offset by increased shrink, including the effect of the higher perishable mix of Illinois stores and the start-up impact of new or acquired Illinois stores.

Operating and administrative expenses for the third quarter of 2014 increased to $248.4 million, from $197.7 million in the same period last year. Operating and administrative expenses as a percentage of net sales increased to 25.5% in the third quarter of 2014, from 23.6% in the same period last year. The increase in the rate as a percentage of net sales was primarily due to increased start-up labor costs and higher occupancy and labor costs in new or acquired Illinois stores relative to the chain average. The Company also experienced reduced fixed cost leverage in its core business resulting from lower sales.

During the third quarter, the Company’s market capitalization experienced a significant decline. As a result, management updated its annual review of goodwill for impairment and concluded that the carrying amount of goodwill exceeded its estimated fair value, resulting in a pre-tax, non-cash goodwill impairment charge of $280.0 million ($247.1 million, net of income taxes). The non-cash impairment charge will not affect the Company’s liquidity or operating cash flows.

For the third quarter of 2014, net loss from continuing operations was $249.9 million, or $5.19 net loss per diluted common share, compared to net income from continuing operations of $3.2 million, or $0.07 diluted net earnings per common share, for the third quarter of 2013. Adjusted net loss from continuing operations for the third quarter of 2014 was $3.5 million, or $0.07 adjusted net loss per diluted common share, compared to adjusted net income from continuing operations of $2.6 million, or $0.06 adjusted diluted net earnings per common share, for the third quarter of 2013. Adjusted net loss for the third quarter of 2014 excludes a $247.1 million after-tax goodwill impairment charge, or $5.13 per diluted common share, a $1.1 million after-tax charge, or $0.02 per diluted common share, for severance and one-time costs related to the closure of the Stevens Point distribution facility, a $1.0 million valuation allowance for deferred income taxes, or $0.02 per diluted common share, a $0.3 million after-tax charge, or $0.01 per diluted common share, for losses on the disposal of obsolete assets acquired in the acquisition of the Dominick’s stores, a $0.1 million after-tax charge, or $0.00 per diluted common share, for other severance costs and a $3.1 million after-tax benefit, or $0.06 per diluted common share, related to the reduction in the LIFO reserve due to the disposition of inventory as a result of the closure of the Stevens Point distribution facility. Adjusted net income from continuing operations for the third quarter of 2013 excludes a $0.6 million benefit, or $0.01 per diluted common share, related to the reversal of a pension withdrawal liability recorded during the fourth quarter of 2012.

Adjusted EBITDA from continuing operations for the third quarter of 2014 was $25.6 million, compared to $29.5 million in the third quarter of 2013. The decrease was primarily due to the decrease in same-store sales in the Company’s core markets, start-up costs related to the Dominick’s stores acquired from Safeway and the increase in operating and administrative expenses previously mentioned during the third quarter of 2014.

During the third quarter 2014, the Company recorded a $1.2 million valuation allowance related to certain federal income tax credits that are no longer considered probable of being fully utilized prior to expiration. Of this amount, $1.0 million is included in the provision for income taxes for continuing operations.

Year-to-Date Financial Results

Results from Continuing Operations

Net sales were $2,779.4 million for the thirty-nine weeks ended September 27, 2014, an increase of $279.5 million, or 11.2%, from $ 2,499.9 million for the thirty-nine weeks ended September 28, 2013. The increase primarily reflects the benefit of new and acquired stores, partially offset by a decrease in same-store sales. Same-store sales from continuing operations declined 3.1%, which was due to a 5.2% decrease in the number of customer transactions, partially offset by a 2.2% increase in average transaction size. Same-store sales continue to be negatively impacted by competitive store openings and the weak economic environment in the Company’s core markets.

For the thirty-nine weeks ended September 27, 2014, net loss from continuing operations was $260.4 million, or $5.47 net loss per diluted common share, compared to net income from continuing operations of $22.6 million, or $0.50 diluted net earnings per common share, for the thirty-nine weeks ended September 28, 2013. Adjusted net loss from continuing operations for the thirty-nine weeks ended September 27, 2014 was $5.5 million, or $0.12 adjusted net loss per diluted common share, compared to adjusted net income from continuing operations of $22.0 million, or $0.49 adjusted diluted net earnings per common share, for the thirty-nine weeks ended September 28, 2013. Adjusted net loss for the thirty-nine weeks ended September 27, 2014, excludes a $247.1 million after-tax goodwill impairment charge, or $5.19 per diluted common share, an after-tax asset impairment charge of $3.0 million, or $0.06 per diluted common share, a $1.1 million after-tax charge, or $0.02 per diluted common share, for severance and one-time costs, related to the closure of the Stevens Point distribution facility, a $1.0 million valuation allowance for deferred income taxes, or $0.02 per diluted common share, a $0.3 million after-tax charge, or $0.01 per diluted common share, for losses on the disposal of obsolete assets acquired in the acquisition of the Dominick’s stores, a $0.8 million after-tax charge, or $0.02 per diluted common share, for employee severance costs, a $4.7 million after-tax charge, or $0.10 per diluted common share, for the extinguishment of debt that occurred during the first quarter of 2014 and a $3.1 million after-tax benefit, or $0.06 per diluted common share, related to the reduction in the LIFO reserve due to the disposition of inventory as a result of the closure of the Stevens Point distribution facility. Adjusted net income from continuing operations for the thirty-nine weeks ended September 28, 2013 excludes a $0.6 million benefit, or $0.01 per diluted common share, related to the reversal of a pension withdrawal liability recorded during the fourth quarter of 2012.

Adjusted EBITDA from continuing operations for the thirty-nine weeks ended September 27, 2014 was $82.3 million, compared to $111.1 million in the thirty-nine weeks ended September 28, 2013. The decrease was primarily due to the decrease in same-store sales in the Company’s core markets, start-up costs related to the Dominick’s stores acquired from Safeway and the increase in occupancy and labor costs for new or acquired Illinois stores during the thirty-nine weeks ended September 27, 2014, as compared to the prior year period.

Net cash flows provided by operating activities for the thirty-nine weeks ended September 27, 2014 was $16.5 million, compared to $63.0 million during the thirty-nine weeks ended September 28, 2013. The decrease in cash provided by operating activities was due primarily to lower operating income and higher interest payments, partially offset by lower payments for income taxes.

Stevens Point

During the third quarter of 2014, the Company closed its Stevens Point distribution center (“Stevens Point Warehouse”). The Stevens Point Warehouse is currently being marketed for sale. With the closing of the Stevens Point Warehouse, Roundy’s consolidated supply chain operations previously performed at the Stevens Point Warehouse into its Oconomowoc distribution center, allowing the Company to maximize its distribution efficiencies. The Company recorded severance and other one-time charges of $1.8 million related to the closure of the Stevens Point Warehouse during the third quarter of 2014.

Discontinued Operations

During the second quarter of 2014, the Company entered into definitive agreements to sell 18 Rainbow stores in the Minneapolis / St. Paul market to a group of local grocery retailers (the “Buyers”), including SUPERVALU INC. (“Rainbow Store Sale”). The Rainbow Store Sale closed during the third quarter of 2014. In addition, during the second quarter of 2014, the Company announced its intention to exit the Minneapolis / St. Paul market entirely. The remaining nine Rainbow stores which were not included in the Rainbow Store Sale were closed during the third quarter of 2014. The 27 Rainbow stores are included in discontinued operations in the Consolidated Statement of Comprehensive Income (Loss) for the thirteen and thirty-nine weeks ending September 28, 2013 and September 27, 2014. The Company has provided revised historical quarterly results for Fiscal 2013 and Fiscal 2014 which include the 27 Rainbow stores in discontinued operations, which are included within this press release.

As a result of the Rainbow Store Sale and the exit from the Minneapolis / St. Paul market, the Company expects to incur a withdrawal liability related to the multi-employer pension plans in which the effected employees participate. The Company recorded a pre-tax charge of $23.9 million during the third quarter of 2014, for the estimated multi-employer pension withdrawal liability related to the nine Rainbow stores that were closed during the third quarter of 2014, which represents the Company’s best estimate absent the demand letters from the multi-employer plans. Demand letters from the impacted multi-employer pension plans may be received in 2015, or later and the ultimate withdrawal liability may change from the currently estimated amount. Any future charge will be recorded in the period when the change is identified. The Company expects the liability will be paid out in quarterly installments, which vary by plan, over a period of up to 20 years. The Company has not made any payments for the withdrawal liability during the thirteen and thirty-nine weeks ended September 27, 2014.

Fiscal 2014 Guidance

The Company updated its guidance from continuing operations for the remainder of fiscal 2014. The following table provides information on the Company’s current estimated 2014 results (excluding Rainbow):

	Q4 2014	Fiscal 2014
Net Sales	$1.06 to $1.07 billion	$3.84 to $3.85 billion
Same-store Sales Growth	(2.6%) to (3.6%)	(3.0%) to (3.25%)
Adjusted EBITDA	$35 to $40 million	$117 to $123 million
Interest Expense
Cash	$13.5 to $14 million	$51.3 to $51.8 million
Non-Cash (1)	$1.2 million	$4.7 million
Income Tax Rate (2)	40.0%	45.0%
Capital Expenditures	$18.5 to $23.5 million	$90 to $95 million
New Store Openings	1	6
Acquired Store Openings	1	11
Adjusted Net Income (Loss) Per
Diluted Share (3)	$0.06 to ($0.01)	($0.06) to ($0.12)

(1)	Includes amortization of deferred financing fees and original issue discount.
(2)	Excludes impact related to the goodwill impairment charge and the valuation allowance for deferred income taxes.
(3)	The Company’s adjusted diluted net loss per diluted share guidance for Fiscal 2014 does not include the charges that the Company incurred in connection with the closing of the Rainbow Store Sale, the closure of the remaining nine Rainbow stores, severance and other one-time expenses and the LIFO benefit due to the disposition of inventory as a result of the closure of the Stevens Point warehouse, the goodwill impairment charge, loss on debt extinguishment, loss on disposition of assets, valuation allowance for deferred income taxes and other employee severance costs. These charges are expected to be of a type that are similar to those charges excluded from adjusted diluted earnings per share and adjusted net income in prior quarters. Please see an explanation of these non-GAAP measures below.

Conference Call

The Company will host a conference call and audio webcast today, November 5, 2014 at 4:30 p.m. ET (3:30 p.m. CT) to discuss financial results for the third quarter of fiscal 2014. To access the conference call, participants should dial (888) 949-2791; passcode is 6486936. Participants are encouraged to dial in to the conference call ten minutes prior to the scheduled start time. The call will be also broadcast live over the Internet and accessible through the Investor Relations section of the Company’s website at www.roundys.com, where it will be archived and accessible through November 19, 2014. A telephone replay will be available through November 19, 2014 by calling (866) 403-7097 to access the playback.

About Roundy’s

Roundy’s is a leading grocer in the Midwest with nearly $4 billion in sales and more than 23,000 employees. Founded in Milwaukee in 1872, Roundy’s operates 148 retail grocery stores and 97 pharmacies under the Pick ’n Save, Copps, Metro Market and Mariano’s retail banners in Wisconsin and Illinois. Roundy’s is committed to helping the communities its stores serve through the Roundy’s Foundation. Chartered in 2003, the Roundy’s Foundation mission is to support organizations working to relieve hunger and helping families in crisis due to domestic abuse, neglect and other at-risk situations.

Non-GAAP Financial Measures

This press release presents Adjusted Net Income (Loss), Adjusted Net Earnings (Loss) Per Common Share and Adjusted EBITDA, which are non-GAAP financial measures within the meaning of applicable SEC rules and regulations, as defined under “Consolidated Statements of Comprehensive Income (Loss).” For a reconciliation of Adjusted Net Income (Loss) from continuing operations and Adjusted EBITDA from to net income (loss) from continuing operations under generally accepted accounting principles and for a discussion of the reasons why the Company believes that these non-GAAP financial measures provide information that is useful to investors see the tables below under “Reconciliation of Non-GAAP Amounts.”

Forward-Looking Statements

This release contains forward-looking statements about the Company’s future performance, which are based on Management’s assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including, but not limited to: competitive practices and pricing in the food industry generally and particularly in the Company’s principal markets; employee relationships and the terms of future collective bargaining agreements; the costs and other effects of legal and administrative cases and proceedings; the nature and extent of continued consolidation in the food industry; changes in the financial markets which may affect the cost of capital and our ability to access capital; supply or quality control problems with vendors; and changes in economic conditions which affect the buying patterns of customers. Additional factors that could cause actual results to differ materially from such statements are discussed in the Company’s periodic reports and filings with the Securities and Exchange Commission.

Contact:

James J. Hyland

Vice President of Investor Relations and Corporate Communications

james.hyland@roundys.com

414-231-5811

Roundy’s, Inc.

Consolidated Statements of Comprehensive Income (Loss)

(In thousands, except per share data)

(Unaudited)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	September 28,	September 27,	September 28,	September 27,
	2013	2014	2013	2014
Net Sales	$836,557	$973,808	$2,499,899	$2,779,404
Costs and Expenses:
Cost of sales	623,158	715,582	1,842,788	2,041,721
Operating and administrative	197,739	248,418	590,066	705,667
Goodwill impairment charge	—	280,014	—	280,014
Asset impairment charge	—	—	—	5,050
Interest:
Interest expense, net	9,993	13,277	29,817	39,618
Amortization of deferred financing costs	526	555	1,557	1,687
Loss on debt extinguishment	—	—	—	8,576

	831,416	1,257,846	2,464,228	3,082,333

Income (Loss) from Continuing Operations before Income Taxes	5,141	(284,038)	35,671	(302,929)
Provision (Benefit) for Income Taxes	1,964	(34,130)	13,055	(42,570)

Net Income (Loss) from Continuing Operations	3,177	(249,908)	22,616	(260,359)
Net Income (Loss) from Discontinued Operations, Net of Tax	590	(33,913)	3,270	(55,644)

Net Income (Loss)	$3,767	$(283,821)	$25,886	$(316,003)

Basic net earnings (loss) per common share:
Continuing operations	$0.07	$(5.19)	$0.50	$(5.47)
Discontinued operations	$0.01	$(0.70)	$0.07	$(1.17)
Diluted net earnings (loss) per common share:
Continuing operations	$0.07	$(5.19)	$0.50	$(5.47)
Discontinued operations	$0.01	$(0.70)	$0.07	$(1.17)
Weighted average number of common shares outstanding:
Basic	44,971	48,167	44,940	47,590
Diluted	45,352	48,167	45,157	47,590
Dividends declared per share	$0.12	$—	$0.36	$—
Comprehensive Income (Loss)	$4,651	$(283,294)	$28,089	$(314,879)

Reconciliation of Non-GAAP Amounts

Adjusted Net Income (Loss) from Continuing Operations and Adjusted Net Earnings (Loss) Per Common Share from Continuing Operations (Unaudited)

The following is a summary of the calculation of Adjusted Net Income (Loss) from Continuing Operations and Adjusted Net Earnings (Loss) Per Common Share from Continuing Operations for the thirteen and thirty-nine weeks ended September 28, 2013 and September 27, 2014 (in thousands, except per share amounts):

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	September 28,	September 27,	September 28,	September 27,
	2013	2014	2013	2014
Net Income (Loss) from continuing operations	$3,177	$(249,908)	$22,616	$(260,359)
Goodwill impairment charge, net of tax	—	247,062	—	247,062
Loss on disposition of assets, net of tax	—	277	—	277
Stevens Point severance and one-time costs, net of tax	—	1,053	—	1,053
Asset impairment charge, net of tax	—	—	—	3,032
Employee severance costs, net of tax	—	50	—	751
Stevens Point LIFO benefit, net of tax	—	(3,083)		(3,083)
Deferred taxes valuaton allowance	—	1,008		1,008
Loss on debt extinguishment, net of tax	—	—	—	4,728
Reversal of pension withdrawal liability, net of tax	(608)	—	(608)	—

Adjusted Net Income (Loss) from continuing operations	$2,569	$(3,541)	$22,008	$(5,531)

Net earnings (loss) per common share:
Basic	$0.07	$(5.19)	$0.50	$(5.47)
Diluted	$0.07	$(5.19)	$0.50	$(5.47)
Adjustments per common share, diluted:
Goodwill impairment charge, net of tax	—	5.13	—	5.19
Loss on acquired assets, net of tax	—	0.01	—	0.01
Stevens Point severance and one-time costs, net of tax	—	0.02	—	0.02
Asset impairment charge, net of tax	—	—	—	0.06
Employee severance costs, net of tax	—	—	—	0.02
Stevens Point LIFO benefit, net of tax	—	(0.06)	—	(0.06)
Deferred taxes valuaton allowance	—	0.02		0.02
Loss on debt extinguishment, net of tax	—	—	—	0.10
Reversal of pension withdrawal liability, net of tax	(0.01)	—	(0.01)	—
Adjusted net earnings (loss) per common share: (1)
Basic	$0.06	$(0.07)	$0.49	$(0.12)
Diluted	$0.06	$(0.07)	$0.49	$(0.12)

(1)	Amounts in table may not foot due to rounding.

The Company presents Adjusted Net Income (Loss) and Adjusted Net Earnings (Loss) Per Common Share, non-GAAP measures, to provide investors with a view of operating performance excluding significant and non-recurring items.

Adjusted EBITDA (Unaudited)

The following is a summary of the calculation of Adjusted EBITDA for the thirteen and thirty-nine weeks ended September 28, 2013 and September 27, 2014 (in thousands):

	Thirteen Weeks Ended
	September 28, 2013			September 27, 2014
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Net Income (loss)	$3,177	$590	$3,767	$(249,908)	$(33,913)	$(283,821)
Interest expense	9,993	1,419	11,412	13,277	586	13,863
Provision (benefit) for income taxes	1,964	465	2,429	(34,130)	(8,828)	(42,958)
Depreciation and amortization expense	13,820	2,163	15,983	17,271	—	17,271
LIFO charge (benefit)	230	—	230	(4,517)	—	(4,517)
Amortization of deferred financing costs	526	47	573	555	—	555
Non-cash stock compensation expense	824	—	824	772	—	772
Employee severance costs	—	—	—	84	2,196	2,280
Goodwill impairment charge	—	—	—	280,014	—	280,014
(Gain)/Loss on disposition of assets				464	(3,010)	(2,546)
Stevens Point Severance and one-time costs	—	—	—	1,763	—	1,763
Closed facility charge	—	—	—	—	9,950	9,950
Multi-employer pension withdrawal charges	—	—	—	—	23,901	23,901
Reversal of pension withdrawal liability	(1,006)	—	(1,006)	—	—	—
Loss on debt extinguishment	—	—	—	—	—	—

Adjusted EBITDA	$29,528	$4,684	$34,212	$25,645	$(9,118)	$16,527

	Thirty-nine Weeks Ended
	September 28, 2013			September 27, 2014
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Net Income (loss)	$22,616	$3,270	$25,886	$(260,359)	$(55,644)	$(316,003)
Interest expense	29,817	4,647	34,464	39,618	2,632	42,250
Provision (benefit) for income taxes	13,055	3,565	16,620	(42,570)	(22,542)	(65,112)
Depreciation and amortization expense	42,202	6,591	48,793	48,065	3,471	51,536
LIFO charge (benefit)	900	—	900	(4,073)	—	(4,073)
Amortization of deferred financing costs	1,557	163	1,720	1,687	51	1,738
Non-cash stock compensation expense	1,975	—	1,975	2,845	—	2,845
Employee severance costs	—	—	—	1,251	2,196	3,447
Asset impairment charges	—	—	—	5,050	11,142	16,192
Goodwill impairment charge	—	—	—	280,014	—	280,014
(Gain)/Loss on disposition of assets	—	—	—	464	(1,654)	(1,190)
Stevens Point Severance and one-time costs	—	—	—	1,763	—	1,763
Closed facility charge	—	—	—	—	9,950	9,950
Multi-employer pension withdrawal charges	—	—	—	—	49,697	49,697
Reversal of pension withdrawal liability	(1,006)	—	(1,006)	—	—	—
Loss on debt extinguishment	—	—	—	8,576	472	9,048

Adjusted EBITDA	$111,116	$18,236	$129,352	$82,331	$(229)	$82,102

The Company presents Adjusted EBITDA, a non GAAP measure, to provide investors with a supplemental measure of its operating performance. The Company believes that Adjusted EBITDA is a useful performance measure and is used by the Company to facilitate a comparison of its operating performance on a consistent basis from period-to-period and to provide for a more complete understanding of factors and trends affecting the Company’s business than measures under U.S. generally accepted accounting principles (‘‘GAAP’’) can provide alone. The Company’s board of directors and management also use Adjusted EBITDA as one of the primary methods for planning and forecasting overall expected performance and for evaluating on a quarterly and annual basis actual results against such expectations, and as a performance evaluation metric in determining achievement of certain compensation programs and plans for employees, including its senior executives.

The Company defines Adjusted EBITDA as earnings before interest expense, provision for income taxes, depreciation and amortization, LIFO charges, amortization of deferred financing costs, non-cash compensation expenses arising from the issuance of stock, costs incurred in connection with the Company’s IPO (or subsequent offerings of Roundy’s common stock), loss on debt extinguishment, certain non-recurring or unusual employee and pension related costs, costs related to acquisitions, costs related to debt financing activities, goodwill and asset impairment charges, loss on the disposition of assets, one-time costs due to the closing of a distribution facility and Adjusted EBITDA from discontinued operations. Omitting interest, taxes and the other items provides a financial measure that facilitates comparisons of the Company’s results of operations with those of companies having different capital structures. Since the levels of indebtedness, tax structures, and methodologies in calculating LIFO expense that other companies have are different from the Company’s, it omits these amounts to facilitate investors’ ability to make these comparisons. Similarly, the Company omits depreciation and amortization because other companies may employ a greater or lesser amount of owned property, and because in the Company’s experience, whether a store is new or one that is fully or mostly depreciated does not necessarily correlate to the contribution that such store makes to operating performance. The Company believes that investors, analysts and other interested parties consider Adjusted EBITDA an important measure of the Company’s operating performance. Adjusted EBITDA should not be considered as an alternative to net income as a measure of the Company’s performance. Other companies in the Company’s industry may calculate Adjusted EBITDA differently than the Company does, limiting its usefulness as a comparative measure.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. The limitations of Adjusted EBITDA include: (i) it does not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments; (ii) it does not reflect changes in, or cash requirements for, the Company’s working capital needs; (iii) it does not reflect income tax payments the Company may be required to make; and (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

Roundy’s, Inc.

Consolidated Balance Sheets

(In thousands, except per share data)

	December 28, 2013	September 27, 2014
		(Unaudited)
Assets
Current Assets:
Cash and cash equivalents	$78,214	$46,935
Notes and accounts receivable, less allowance for losses	36,700	37,246
Merchandise inventories	268,281	298,645
Prepaid expenses	9,219	7,476
Income taxes receivable	1,704	4,199
Deferred income taxes	13,838	15,086
Current assets of discontinued operations	40,590	575

Total current assets	448,546	410,162

Property and Equipment, net	301,926	321,592
Other Assets:
Other assets-net	59,846	60,382
Long-term assets of discontinued operations	73,698	—
Goodwill	577,537	297,523

Total other assets	711,081	357,905

Total assets	$1,461,553	$1,089,659

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$221,013	$226,495
Accrued wages and benefits	31,240	36,447
Other accrued expenses	42,541	57,639
Current maturities of long-term debt and capital lease obligations	1,322	6,030
Income taxes	615	—
Current liabilities of discontinued operations	45,694	11,783

Total current liabilities	342,425	338,394

Long-term Debt and Capital Lease Obligations	717,997	650,436
Deferred Income Taxes	76,285	21,743
Other Liabilities	70,248	66,018
Long-term Liabilities of Discontinued Operations	28,171	79,860

Total liabilities	1,235,126	1,156,451

Commitments and Contingencies
Shareholders’ Equity:
Preferred stock (5,000 shares authorized at 12/28/13 and 9/27/14, respectively, $0.01 par value, 0 shares at 12/28/13 and 9/27/14, respectively, issued and outstanding)	—	—
Common stock (150,000 shares authorized, $0.01 par value, 46,777 shares and 49,337 shares at 12/28/13 and 9/27/14, respectively, issued and outstanding)	468	493
Additional paid-in capital	116,874	138,994
Retained earnings (accumulated deficit)	137,545	(178,943)
Accumulated other comprehensive loss	(28,460)	(27,336)

Total shareholders’ equity (deficit)	226,427	(66,792)

Total liabilities and shareholders’ equity	$1,461,553	$1,089,659

Roundy’s, Inc.

Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Thirty-nine Weeks Ended
	September 28,	September 27,
	2013	2014
Cash Flows From Operating Activities:
Net income (loss)	$25,886	$(316,003)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Goodwill impairment charge	—	280,014
Asset impairment charges	—	16,193
Multi-employer pension withdrawal charge	—	49,697
Depreciation of property and equipment and amortization of intangible assets	48,794	51,536
Amortization of deferred financing costs	1,720	1,738
Gain on sale of discontinued operations	—	(1,654)
Loss on sale of property and equipment	126	272
LIFO charge (benefit)	900	(4,073)
Deferred income taxes	(771)	(61,483)
Loss on debt extinguishment	—	9,048
Amortization of debt discount	1,113	1,788
Stock-based compensation expense	1,975	2,845
Changes in operating assets and liabilities:
Notes and accounts receivable	(5,354)	1,557
Merchandise inventories	(1,717)	(4,665)
Prepaid expenses	1,080	164
Other assets	168	(2,729)
Accounts payable	(14,178)	(25,323)
Accrued expenses and other liabilities	3,376	23,646
Income taxes	(162)	(6,088)

Net cash flows provided by operating activities (1)	62,956	16,480

Cash Flows From Investing Activities:
Capital expenditures	(34,014)	(71,460)
Proceeds from sale of Rainbow Store Sale	—	76,907
Proceeds from sale of property and equipment	518	569

Net cash flows (used in) provided by investing activities (1)	(33,496)	6,016

Cash Flows From Financing Activities:
Dividends paid to common shareholders	(16,279)	(150)
Payments of withholding taxes for vesting of restricted stock shares	(390)	(719)
Borrowings on revolving credit facility	30,000	423,250
Payments made on revolving credit facility	(30,000)	(423,250)
Proceeds from long-term borrowings	—	450,800
Payments of debt and capital lease obligations	(8,126)	(521,344)
Issuance of common stock, net of issuance costs	—	19,302
Debt issuance and refinancing fees and related expenses	—	(5,628)

Net cash flows used in financing activities (1)	(24,795)	(57,739)

Net increase (decrease) in Cash and Cash Equivalents	4,665	(35,243)
Cash and Cash Equivalents, Beginning of Period (2)	72,889	82,178

Cash and Cash Equivalents, End of Period (2)	$77,554	$46,935

Supplemental Cash Flow Information:
Cash paid for interest	$30,237	$37,964
Cash paid for income taxes	17,553	2,459

(1)	Includes activities from continuing operations and discontinued operations.
(2)	Includes cash and cash equivalents included in assets of discontinued operations.

2013-2014 Quarterly Information Revised for Discontinued Operations (Unaudited)

The following table presents revised historical quarterly results for Fiscal 2013 and Fiscal 2014 with the 27 Rainbow stores included in discontinued operations (in thousands).

	Thirteen Weeks Ended
	March 30,	June 29,	September 28,	December 28,
Fiscal 2013	2013	2013	2013	2013
Net sales	$829,883	$833,459	$836,557	$853,048
Cost of sales	610,244	609,386	623,158	625,274
Operating and administrative expenses	197,926	194,401	197,739	208,665
Interest expense, net	9,954	9,870	9,993	11,944
Amortization of deferred financing costs	515	516	526	2,479

Income from Continuing Operations before Income Taxes	11,244	19,286	5,141	4,686
Provision for Income Taxes	4,518	6,573	1,964	1,470

Net Income from Continuing Operations	6,726	12,713	3,177	3,216
Net Income from Discontinued Operations	1,921	759	590	5,436

Net Income	$8,647	$13,472	$3,767	$8,652

Basic net earnings per common share:
Continuing operations	$0.15	$0.28	$0.07	$0.07
Discontinued operations	$0.04	$0.02	$0.01	$0.12
Diluted net earnings per common share:
Continuing operations	$0.15	$0.28	$0.07	$0.07
Discontinued operations	$0.04	$0.02	$0.01	$0.12
Weighted average number of common shares outstanding
Basic	44,912	44,962	44,971	44,977
Diluted	44,951	45,214	45,352	45,444

	Thirteen Weeks Ended
	March 29,	June 28,
Fiscal 2014	2014	2014
Net sales	$862,690	$942,906
Cost of sales	632,188	693,951
Operating and administrative expenses	218,108	239,141
Asset impairment charge	—
Goodwill impairment charge	—
Interest expense, net	13,148	13,193
Amortization of deferred financing costs	591	541
Loss on debt extinguishment	8,576	5,051

Income (Loss) from Continuing Operations before Income Taxes	(9,921)	(8,971)
Provision (Benefit) for Income Taxes	(4,426)	(4,015)

Net Income (Loss) from Continuing Operations	(5,495)	(4,956)
Net Income (Loss) from Discontinued Operations	978	(22,709)

Net Income (Loss)	$(4,517)	$(27,665)

Basic net earnings (loss) per common share:
Continuing operations	$(0.12)	$(0.10)
Discontinued operations	$0.02	$(0.47)
Diluted net earnings (loss) per common share:
Continuing operations	$(0.12)	$(0.10)
Discontinued operations	$0.02	$(0.47)
Weighted average number of common shares outstanding
Basic	46,479	48,123
Diluted	46,479	48,123

Adjusted EBITDA (Unaudited)

The following table presents revised Adjusted EBITDA for Fiscal 2013 and Fiscal 2014 with the 27 Rainbow stores included in discontinued operations (in thousands):

	Thirteen Weeks Ended
	March 30, 2013			June 29, 2013
	Continuing	Discontinued		Continuing	Discontinued
Fiscal 2013	Operations	Operations	Total	Operations	Operations	Total
Net Income	$6,726	$1,921	$8,647	$12,713	$759	$13,472
Interest expense	9,954	1,630	11,584	9,870	1,598	11,468
Provision for income taxes	4,518	1,359	5,877	6,573	1,741	8,314
Depreciation and amortization expense	14,175	2,223	16,398	14,207	2,205	16,412
LIFO charge	500	—	500	170	—	170
Amortization of deferred financing costs	515	58	573	516	58	574
Non-cash stock compensation expense	389	—	389	762	—	762

Adjusted EBITDA	$36,777	$7,191	$43,968	$44,811	$6,361	$51,172

	Thirteen Weeks Ended
	September 28, 2013			December 28, 2013
	Continuing	Discontinued		Continuing	Discontinued
	Operations	Operations	Total	Operations	Operations	Total
Net Income	$3,177	$590	$3,767	$3,216	$5,436	$8,652
Interest expense	9,993	1,419	11,412	11,944	1,468	13,412
Provision (benefit) for income taxes	1,964	465	2,429	1,470	(1,387)	83
Depreciation and amortization expense	13,820	2,163	15,983	14,061	2,128	16,189
LIFO charge	230	—	230	76	—	76
Amortization of deferred financing costs	526	47	573	2,479	154	2,633
Non-cash stock compensation expense	824	—	824	791	—	791
Acquisition costs	—	—	—	375	—	375
Credit agreement amendment fees	—	—	—	604	—	604
Reversal of pension withdrawal liability	(1,006)	—	(1,006)	—	—	—

Adjusted EBITDA	$29,528	$4,684	$34,212	$35,016	$7,799	$42,815

	Thirteen Weeks Ended
	March 29, 2014			June 28, 2014
	Continuing	Discontinued		Continuing	Discontinued
Fiscal 2014	Operations	Operations	Total	Operations	Operations	Total
Net Income (loss)	$(5,495)	$978	$(4,517)	$(4,955)	$(22,709)	$(27,664)
Interest expense	13,148	1,146	14,294	13,193	900	14,093
Provision (benefit) for income taxes	(4,426)	867	(3,559)	(4,015)	(14,581)	(18,596)
Depreciation and amortization expense	14,706	2,153	16,859	16,088	1,318	17,406
LIFO charge (benefit)	491	—	491	(47)	—	(47)
Amortization of deferred financing costs	591	33	624	541	18	559
Non-cash stock compensation expense	860	—	860	1,213	—	1,213
Employee severance costs	—	—	—	1,167	—	1,167
Asset impairment charges	—	—	—	5,050	12,499	17,549
Multi-employer pension withdrawal charges	—	—	—	—	25,796	25,796
Loss on debt extinguishment	8,576	472	9,048	—	—	—

Adjusted EBITDA	$28,451	$5,649	$34,100	$28,235	$3,241	$31,476